UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 25, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED
ANNUAL GENERAL MEETING
25 MAY 2005

CHAIRMAN’S REPORT

Arlington, VA – 25 May 2005 – Metal Storm Limited (NASDAQ Small Cap ticker symbol MTSX and ASX trading code: MST)

Fellow Shareholders
Thank you for your attendance today.

In conjunction with our CEO David Smith’s comments I want to ensure you leave this meeting with a good sense of what is being built in Metal Storm and where that will take us over the next 12 months.

Before I go to other issues let me introduce the Team.  All the Directors are present in person for the AGM, the first time this has happened since our listing.  Perhaps that is due in part to us being a smaller Board.

[Introduce the Board and executive.]

When I met with you at about this time last year I did not anticipate I would still be acting as interim Chairman by the time of the 2005 annual general meeting.  I remain in the role only because our efforts to find a candidate who meets the high standards set by Adm Bill Owens have not yet been successful.

Although the Board has been active in attempting to locate a suitable individual, the challenges posed by the Sarbanes Oxley legislation in a multi-jurisdictional organization such as Metal Storm has made finding such a person challenging. I can assure you that, in the absence of these issues, individual we approached was otherwise excited by the prospect of being in Metal Storm.

We will continue to seek a new Chairman.  In the interim I continue in the role with the confidence of my colleagues on the Board.  You should know that Mike
O’Dwyer as our major shareholder supports the Board’s efforts in its search for a new Chairman.

The casual vacancies on our Board have not been filled because:
1. the smaller team is functioning well; and
2. the skills spread is a neat fit with Metal Storm’s current needs.

General Wayne Downing brings deep military understanding, Dan Alspach has experienced all the facets of the US military supply industry including the successful sale of a substantial military supply business, and Bruce McComish has long service at the operational level of very big business and corporate finance.  My rather more modest experience has been in building businesses.  We augment those skills with outside experts from time to time, but as a tight working team with David Smith and the executive, the company is going forward all areas except our share price.  We consider the share price as our challenge but know that this aspect of business does not always respond in line with what is actually occurring within a company.

Some have questioned why we chose Melbourne for this meeting.  Historically, we have been a company which has taken its AGM to east coast capital cities our shareholder base is diverse and mainly retail rather than Institutional.
the past we have had 2 AGMs in Brisbane, 1 in Melbourne and 1 in Sydney.  This
year it was simply Melbourne’s turn.  We intend to continue this tradition in future, so don’t expect to see us back here for a few years.

Now to some real issues.  Mike O’Dwyer, after 30 years on this project, determined earlier this year that enough was enough.  The Board respected the decision he believed he had to make, but not without the obvious concern that the creative element of our research and development might pass out of the
Company with Mike’s going. This was a concern which Mike had been organizing to
minimize for at least the previous 2 years.  He had done that deliberately   He
did so by facilitating a series of appointments to the company’s engineering scientific units, culminating in the appointment of George Bergeron as the
Technology Officer as announced in September 2004.

As it has transpired he did his succession planning well and the company has transitioned without difficulty.  I wish to place on the company record our thanks to Mike for his breakthrough thinking, his commitment to seeing it used for the right purpose, the hard slog of years of effort on R&D and in short, making it happen.  There is much left to do but it would not be there to be had Mike not conceived, inspired, pushed and delivered on his dream.

To Mike’s wife, Rhonda and his family we say thank you for allowing us to monopolize him entirely for the past 8 years.  To Mike, our congratulations and very best wishes as you move to further inventions and creative endeavors.

I want to leave the nuts and bolts issue of operations to David Smith’s address since David, although only with us a short time as CEO, can provide that for in greater detail.  I will, however, make comment about the most frequently and appropriately asked question “when will Metal Storm make positive cash flow”?
can say this: the past 12 months has confirmed our need to do considerably more work at the company’s cost than we had earlier hoped would be the case.  As I said in the Annual Report we have discovered through experience that we have to do more to encourage potential customers to make a change from traditional technology.

The demand is there for a total solution with our technology embedded.
Previously we believed other manufacturers would take that integration step.
Experience has shown we need to do that ourselves.  This path which we are now walking down seems to be the right one because it is bearing fruit.  Part of that fruit is improving opportunity and David will provide some good news on that in just a moment or two.

This past year has been about small but critical steps forward.  The company
I owe thanks to the executive team of Ian Gillespie, George Bergeron and Jim
MacDonald , to Chuck Vehlow whose health I understand is now improving and particularly David Smith who, as our new CEO, has been a whirlwind of reorganization and change for the better.

To my Board colleagues, my thanks for their courage and determination.  It has become a small but effective team.  To you, our shareholders, my thanks for patience with the share price.  The Board knows the right way to deliver the enormous value that we believe lies in this technology is to produce real, substantiated, integrated solutions to military problems.  That is work being done right now.  The Board and executive are working our way to an outcome and we are taking the necessary balanced decisions.  The technology is sound and opportunities are there which I expect, once delivered, will greatly enhance shareholder value.  In due course we expect your faith to be abundantly rewarded.

Thank you.
Terry O’Dwyer
Chairman

About Metal Storm

Metal Storm Limited is a defense technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices
Washington DC and a defense engineering capability located in Seattle, as ProCam Machine LLC.  The Company has invented 100% electronic ballistics technology that has no known conventional equivalent.  Metal Storm is working with government agencies and departments, including the National Institute of
Justice (US), the US Navy and US Army to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor

Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel.  For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Company Contact:   Investor Contact:
David Smith    Gregory Pettit
Metal Storm, Inc.   Hill and Knowlton
TEL: 703-248-8218
ms@metalstorm.com   gpettit@hillandknowlton.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: 27 May 2005	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary